UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________.

Commission file number: 1-14446

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD Bank 401(k) Retirement Plan
c/o TD Bank US Holding Company
One Portland Square
Portland, ME 04101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toronto-Dominion Bank
PO Box 1
Toronto-Dominion Centre
King Street West and Bay Street
Toronto, Ontario M5K1A2
Canada

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. Report of Independent Registered Public Accounting Firm
2. Statement of Net Assets Available for Benefits as of December 31, 2011 and 2010.
3. Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010.
4. Notes to Financial Statements

Exhibit 23.1 Consent of Ernst & Young LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD BANK 401(k) RETIREMENT PLAN

June 18, 2012

By: /s/ Sheila A. Gleason

Sheila A. Gleason, Plan Administrator

TD BANK 401(k) RETIREMENT PLAN

Index

TD BANK 401(k) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Plan Administrator
TD Bank 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of TD Bank 401(k) Retirement Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with US generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 18, 2012

TD BANK 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2011 and 2010

	2011	2010
Assets		
Non-interest bearing cash	$ 36,393	$ 96,544
Investments, at fair value	992,984,131	887,078,150
Total Investments	993,020,524	887,174,694
Employer core and transition contributions receivable	34,310,784	31,862,825
Employer matching contributions receivable	1,580,558	1,291,556
Employee contributions receivable	1,963,226	1,634,626
Notes receivable from participants	27,867,382	22,596,024
Total receivables	65,721,950	57,385,031
Total assets	1,058,742,474	944,559,725
Accrued expenses	-	68,468
Total net assets available for benefits at fair value	1,058,742,474	944,491,257
Adjustment from fair value to contract value for fully benefit-responsive investment	(5,032,932)	(4,491,705)
Net assets available for benefits	$ 1,053,709,542	$ 939,999,552

See accompanying notes.

TD BANK 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:		
Investment income:		
Interest, dividends, and other	$ 24,627,695	$ 22,341,797
Net (depreciation)/appreciation in fair value of Investments	(41,223,637)	86,259,321
Net Investment (loss)/income	(16,595,942)	108,601,118
Contributions:		
Employer	65,267,275	57,576,700
Employee	60,962,953	50,943,777
Rollovers	9,308,578	8,507,780
Total contributions	135,538,806	117,028,257
Transfer from merged employee benefit plan	73,662,535	-
Total additions, including net investment income	192,605,399	225,629,375
Deductions from net assets attributed to:		
Benefits paid to participants	78,788,903	74,958,069
Administrative expenses	106,506	102,384
Total deductions	78,895,409	75,060,453
Net increase in net assets available for benefits	113,709,990	150,568,922
Net assets available for benefits, beginning or year	939,999,552	789,430,630
Net assets available for benefits, end of year	$ 1,053,709,542	$ 939,999,552

See accompanying notes.

(1) Description of Plan

The TD Bank 401(k) Retirement Plan (the "Plan") is a defined contribution plan sponsored by TD Bank US Holding Company (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2009, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees are eligible to contribute to the plan on the first of the month following (or coincident with) completion of one month of service.

(b) Contributions

Participants may contribute to the Plan, on a pre-tax basis, up to 50% of their eligible compensation. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses and incentives. Participants may also roll over distributions they receive from a prior employers' qualified defined benefit or defined contribution plan.

Participants are eligible for Company matching contributions on the first of the month following (or coincident with) completion of twelve months of service. The Company match was designed to meet the standards for safe harbor treatment as defined by the Internal Revenue Code. The Company matches 100% of participant contributions up to the first 3% of eligible compensation and 50% on the next 3% of eligible compensation deferred. Participants' contributions are subject to Internal Revenue Code limitations, which were $16,500 in 2011 and 2010. Catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) can also be made by participants who reach age 50 during the plan year. Participants are only permitted to make catch-up contributions after they have already contributed the maximum amount for the year. The catch-up contribution limit was $5,500 for both 2011 and 2010.

The Plan also includes an employer core contribution from the Company for all eligible employees. To be eligible for a core contribution, an employee must first complete a year of service with the Company and be at least age 21. Once this requirement is met, a participant is eligible for an allocation for the plan year if they are employed on the first and last day of the year, and work at least 1,000 hours during the year.

The core contribution is determined based on the sum of a participant's age and service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

(b) Contributions - continued

Age Plus Years of Service	Core Contributions (Percentage of Eligible Compensation)
Less than 35	2.0%
35 - 44	2.5%
45 - 54	3.0%
55 - 64	4.0%
65 - 69	5.0%
70 or more	6.0%

The core contributions for 2011 and 2010 were $30.3 million and $28.0 million, respectively. The core contributions were paid to the Plan in February 2012 and 2011, respectively.

Employees who previously participated in the TD Banknorth Inc. Pension Plan are also eligible for a transition contribution for any plan year from 2009 through 2013 in which they work at least 1,000 hours during the year, are employed on the first and last day of the year, and have reached age 50 on or before the first day of the year. The transition contribution is between 2% and 6% of eligible compensation based on the participant's age on the first day of the plan year. The transition contribution is subject to a three-year cliff-vesting schedule. The 2011 and 2010 transition contributions totaled $4.0 million and $3.9 million, respectively and were contributed to the Plan in February 2012 and 2011.

(c) Participant Accounts

Each participant's account reflects the participant's contributions, rollover, and Company contributions as well as earnings or losses on those contributions. The account has been reduced by withdrawals and any applicable direct expenses.

Vesting

Participant contributions, any safe harbor employer matching contributions and any earnings thereon are immediately vested.

Each participant whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non-forfeitable interest in the value of their core and transition contributions, and any earnings thereon, in accordance with the following schedule:

Years of Service (as defined by the Plan)	Vested Percentage
Less than three years	0%
Three or more years	100%

Notwithstanding the foregoing, any Prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

(d) Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

A participant may borrow from their account a minimum of $1,000 up to the lesser of: a) 50% of their vested account balance or b) $50,000 (reduced by their highest outstanding loan balance during the preceding twelve months). The loans are secured by the balance in the participant's account. All loans are required to be repaid within five years of the loan origination date unless the purpose of the loan is the purchase of a primary residence. The interest rate charged is a fixed rate based on the Prime Rate as noted in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 9.5% on loans outstanding at December 31, 2011. Principal and interest is paid through fixed bi-weekly payroll deductions.

(e) Payment of Benefits

A participant may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59 ½, a participant may withdraw all or part of his participant contributions plus earnings on those contributions. After attaining age 65, a participant may withdraw all or part of their total account balance. In the event of a qualifying hardship, a participant may withdraw their participant contributions, rollover contributions, certain balances from prior Plans (as further defined in the Plan document), and related earnings.

Upon termination of employment or retirement, a participant can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant's vested account balance is less than $1,000, the participant is paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant's account is paid to the designated beneficiary as provided by the Plan.

(f) Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, a common collective trust fund (the T. Rowe Price Stable Value Common Trust Fund) and common shares of The Toronto-Dominion Bank.

(g) Forfeitures

Forfeited non-vested accounts may be used to reduce employer contributions. In 2011 and 2010, forfeitures in the amount of $663,280 and $1,365,601, respectively, were used to reduce employer contributions. At December 31, 2011 and 2010, forfeited non-vested accounts totaled $390,073 and $477,246, respectively.

(h) Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion of fair value measurements.

The T. Rowe Price Stable Value Common Trust Fund invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 6); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected on the trade date basis. Dividends are recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains (losses) on investments bought and sold as well as held during the year.

(d) New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements (ASU 2010-06). ASU 2010-06 amended ASC 820 to clarify certain existing fair value disclosures and require a number of additional disclosures. The guidance in ASU 2010-06 clarified that disclosures

(d) New Accounting Pronouncements – continued

should be presented separately for each "class" of assets and liabilities measured at fair value and provided guidance on how to determine the appropriate classes of assets and liabilities to be presented. ASU 2010-06 also clarified the requirement for entities to disclose information about both the valuation techniques and inputs used in estimating Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose the amounts (on a gross basis) and reasons for any significant transfers between Levels 1, 2 and 3 of the fair value hierarchy and present information regarding the purchases, sales, issuances and settlements of Level 3 assets and liabilities on a gross basis. With the exception of the requirement to present changes in Level 3 measurements on a gross basis, which is delayed until 2011, the guidance in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan's net assets available for benefits or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, (ASU 2010-25). ASU 2010-25 requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants. Previously loans were measured at fair value and classified as investments. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 and is required to be applied retrospectively.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

(e) Payment of Benefits

Benefits payments to participants are recorded when executed by the participant.

(f) *Administrative Expense*

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses that were paid directly by the Plan totaled $106,506 and $102,384 for the years ended December 31, 2011 and 2010, respectively. Fees for recordkeeping services and investment management were paid by Plan participants indirectly through the Plan's investment return.

(3) Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 12, 2003 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination

(3) Income Taxes - continued

by the Internal Revenue Service, the Plan was amended and restated. A request for an updated determination letter was sent on February 1, 2010 and is still pending as of the date of this report. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(4) Administration of Plan Assets

The Plan's assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. T. Rowe Price serves as the service provider and trustee for the Plan. T. Rowe Price serves as a directed trustee who will act based on direction of the Plan Administrator or participants, as appropriate.

Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

(5) Investments

The following investments represented 5% or more of the fair value of the Plan's net assets available for benefits at December 31:

	2011	
	Number of shares	Fair Value
Investments, at fair value:		
The Toronto-Dominion Bank common shares (1)	1,657,013	$ 123,961,166
TRP Stable Value Common Trust Fund (1)	139,281,846	144,314,778
TRP Retirement 2020 Fund (1)	4,572,618	72,750,353
TRP Retirement 2025 Fund (1)	6,305,891	73,022,223
TRP Retirement 2030 Fund (1)	4,276,140	70,727,362
TRP Retirement 2035 Fund (1)	4,629,461	53,979,514

	2010	
	Number of shares	Fair Value
Investments, at fair value:		
Dodge & Cox Stock Fund	503,316	$ 54,237,349
The Toronto-Dominion Bank common shares (1)	1,683,487	125,099,926
TRP Stable Value Common Trust Fund (1)	119,780,080	119,780,080
TRP Retirement 2020 Fund (1)	3,615,213	59,434,106
TRP Retirement 2025 Fund (1)	5,060,463	60,927,969
TRP Retirement 2030 Fund (1)	3,330,793	57,556,097

(1) Party in Interest

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2011	2010
Common Stock	$ 13,641,855	$ 21,185,268
Registered investment companies	(54,865,492)	65,074,053
Net (depreciation)/appreciation in fair value of investments	($ 41,223,637)	$ 86,259,321

(6) Fair Value Measurements

U. S. GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priory to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under U. S. GAAP are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2. Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- quoted prices for similar assets or liabilities in active markets
- quoted prices for identical or similar assets or liabilities in markets that are not active
- observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3. Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assessment about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The fair value measurement level of the asset or liability within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 as compared to those used at December 31, 2010.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the net asset value of shares held by the plan at year-end as reported in the active market.

(6) Fair Value Measurements - continued

Common Collective Trust Fund: Valued at the fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realized value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010:

	Assets at Fair Value as of December 31, 2011			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 724,708,187	$ -	$ -	$ 724,708,187
Common Stocks	123,961,166	-	-	123,961,166
Common Collective Trust Fund	-	144,314,778	-	144,314,778
Total assets at fair value	$ 848,669,353	$ 144,314,778	$ -	$ 992,984,131

	Assets at Fair Value as of December 31, 2010			
	Level 1	Level 2	Level 3	Total
Mutual Funds	$ 637,706,439	$ -	$ -	$ 637,706,439
Common Stocks	125,099,926	-	-	125,099,926
Common Collective Trust Fund	-	124,271,785	-	124,271,785
Total assets at fair value	$ 762,806,365	$ 124,271,785	$ -	$ 887,078,150

(7) Related-Party Transactions

The Plan owned 1,657,013 and 1,683,487 common shares of The Toronto-Dominion Bank valued at $123,961,166 and $125,099,926 at December 31, 2011 and 2010, respectively.

(8) Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of Participants on such date.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2011 and 2010 per the financial statements to Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$ 1,053,709,542	$ 939,999 552
Adjust for: Fair Value adjustments for fully benefit-responsive investment contracts	5,032,932	4,491,705
	$ 1,058,742,474	$ 944,491,257

The following is a reconciliation of net (depreciation) / appreciation in fair value of investments for the years ended December 31, 2011 and 2010 per the financial statements to Form 5500:

	2011	2010
Net (depreciation) / appreciation in fair value of investments per the financial statements	($ 41,223,637)	$ 86,259,321
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	(541,227)	(1,116,632)
	($ 41,764,864)	$ 85,142,689

(11) Comparative Financial Statements

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the 2011 financial statements.

(12) Subsequent Events

The Plan was evaluated for the impact of events that occurred subsequent to December 31, 2011 and up to June 18, 2012, the date the financial statements were issued, and no events were required to be recognized in the financial statements.

(12) Subsequent Events - continued

On April 1, 2011, TD Bank, N.A., a subsidiary of the Company, acquired Chrysler Financial Services Americas LLC and effectively changed its name to TD Auto Finance LLC ("TDAF") on June 1, 2011. Two of the legacy Chrysler Financial retirement plans, the Chrysler Financial Salaried Employees' Savings Plan ("SESP") and the Chrysler Financial Employee Managed Retirement Plan ("EMRP"), were frozen effective April 1, 2012 and closed to additional employer and employee contributions as of March 31, 2012. The SESP and the EMRP plans merged into the Plan by liquidating participants' account balances and transferring all proceeds on April 2, 2012 to T. Rowe Price, the custodian and third-party administrator for the Plan, for deposit into the participants' accounts.

TD BANK 401(k) RETIREMENT PLAN
Plan No. 003 EIN – 01-0437984
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Party in Interest	Identity of Issue	Number of shares/units Description of investment/asset	Current value
Mutual Funds:			
	American Funds Growth Fund of America	Registered investment company 1,525,345 shares	$ 43,746,902
	Dodge & Cox Stock Fund	Registered investment company 513,055 shares	52,146,903
*	TRP Mid-Cap Value Fund	Registered investment company 1,746,081shares	37,348,671
	Pennsylvania Mutual Fund	Registered investment company 1,368,274shares	14,722,629
	Artio International Equity II	Registered investment company 3,428,056 shares	32,737,935
	Pimco Total Return Institutional	Registered investment company 3,793,164 shares	41,231,695
*	TRP Retirement Income Fund	Registered investment company 305,983 shares	3,962,476
	Vanguard Institutional Index Fund	Registered investment company 414,852 shares	47,724,593
	Vanguard Development Markets Index Fund	Registered investment company 653,367 shares	5,547,089
	Vanguard Bond Index Fund	Registered investment company 1,163,919 shares	12,803,104
*	TRP Retirement 2005 Fund	Registered investment company 571,148 shares	6,385,435
*	TRP Retirement 2010 Fund	Registered investment company 1,799,932 shares	27,034,974
*	TRP Retirement 2015 Fund	Registered investment company 4,420,833 shares	51,193,247
*	TRP Retirement 2020 Fund	Registered investment company 4,572,618 shares	72,750,353
*	TRP Retirement 2025 Fund	Registered investment company 6,305,891 shares	73,022,223
*	TRP Retirement 2030 Fund	Registered investment company 4,276,140 shares	70,727,362
*	TRP Retirement 2035 Fund	Registered investment company 4,629,461 shares	53,979,514
*	TRP Retirement 2040 Fund	Registered investment company 2,004,990 shares	33,222,681
*	TRP Retirement 2045 Fund	Registered investment company 2,637,386 shares	29,090,369
*	TRP Retirement 2050 Fund	Registered investment company 1,358,633 shares	12,567,360
*	TRP Retirement 2055 Fund	Registered investment company 302,262 shares	2,762,672

TD BANK 401(k) RETIREMENT PLAN
Plan No. 003 EIN – 01-0437984
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2011

Party in Interest	Identity of Issue	Number of shares/units Description of investment/asset	Current value
Common Stock:			
*	The Toronto-Dominion Bank	Common shares – 1,657,013 shares	$ 123,961,166
Common Collective Trust Fund:			
	TRP Stable Value Common Trust Fund	Guaranteed Investment Contract 139,281,846 shares	144,314,778
			992,984,131
Notes receivable from participants			
*		Loans granted to plan participants, varying maturities, interest rates from 3.25% to 9.5%, secured by, at a minimum, 50% of vested account balances	27,867,382
			$ 1,020,851,513

* Denotes Party in Interest

Note: Cost information has not been included because all investments are participant directed.

Exhibit 23.1

Consent of Ernst & Young LLP

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

ERNST & YOUNG

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-142253) pertaining to the TD Bank 401(k) Retirement Plan of our report dated June 18, 2012, with respect to the financial statements and schedule of the TD Bank 401(k) Retirement Plan included in this Annual Report (Form 11-K) for the years ended December 31, 2011 and 2010.

Ernst + Young LLP

New York, New York
June 18, 2012